UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

     Certification and Notice of Termination of Registration
under Section 12(g) of the Securities Exchange Act of 1934 or
Suspension of Duty to File Reports Under Sections 13
and 15(d) of the Securities Exchange Act of 1934

Commission File No. 333-45530-01

GBB CAPITAL IV
(Exact name of each registrant as specified in its charter)

1900 University Avenue, 6th Floor
East Palo Alto, California 94303
(650) 813-8200

(Address, including zip code, and telephone number, including area code, of registrants’ principal executive offices)

10.75% CAPITAL SECURITIES, SERIES B, OF GBB CAPITAL IV
(AND GUARANTEE OF GREATER BAY BANCORP WITH RESPECT THERETO)
(Title of each class of securities covered by this Form)

NONE
(Title of all other classes of securities for which a duty
to file reports under Section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ X ]	Rule 12h-3(b)(1)(i)	[ X ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

Approximate number of holders of record of 10.75% Capital Securities as of the certification or notice date: 5

     Pursuant to the requirements of the Securities Exchange Act of 1934, GBB Capital IV has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

October 1, 2007

GBB CAPITAL IV

By: /s/ Heidi M. Dzieweczynski

Name: Heidi M. Dzieweczynski
Title: Administrative Trustee